                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 6
                                       to
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               STAR BUFFET, INC.
                               -----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  855086-10-4
                                 (CUSIP Number)

                               Robert E. Wheaton
                               Star Buffet, Inc.
                               440 Lawndale Drive
                           Salt Lake City, Utah 84115
                                 (801) 463-5500

                                 March 2, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(b) (3) or (4), check the following [ ].

Check the following box if a fee is being paid with the statement [ ].


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CUSIP No. 855086-10-4

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON/S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSON:

      Robert E. Wheaton
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 3(d) or 3(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
          NUMBER OF            7     SOLE VOTING POWER

           SHARES                    591,700 as of March 2, 1999
                               -------------------------------------------------
        BENEFICIALLY           8     SHARED VOTING POWER

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  591,700 as of March 2, 1999
                               ------------------------------------------------
           PERSON              10    SHARED DISPOSITIVE POWER

            WITH                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      591,700 shares + 159,492 shares in exercisable stock options
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.2% (inclusive of stock options) as of March 2, 1999
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

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Item 1    (a)  Title of Class of Securities:

                    Common Stock   $.001 Par Value

          (b)  Name of Issuer:

                    Star Buffet, Inc.

          (c)  Address of Issuer's Principal Executive Offices:

                    440 Lawndale Drive
                    Salt Lake City, Utah 84115

Item 2    (a)  Identity and Background of Reporting Person:

                    Robert E. Wheaton

          (b)  Business Address:

                    440 Lawndale Drive
                    Salt Lake City, Utah 84115

          (c)  Principal Occupation and Business Address:

                    Chairman, President and Chief Executive Officer STAR BUFFET, INC.
                    440 Lawndale Drive
                    Salt Lake City, Utah 84115

          (d) Reporting Person has never been convicted in any criminal proceeding, excluding traffic violations.

          (e) Reporting Person has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein such a proceeding resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 -  Source and Amount of Funds or Other Consideration:

          The transaction which subjected Reporting Person to this filing requirement occurred on March 2, 1999, wherein Reporting Person's ownership interest in Issuer was increased to 24.2% of the issued and outstanding common stock of Issuer, including exercisable options, as a result of the purchase of Reporting Person of shares of common stock of the Issuer on the open market as follows:

                      March 2, 1999                 50,700

for an aggregate purchase price of $212,306.00.

Item 4 -  Purpose of Transaction:

          Reporting Person purchased such shares of Issuer's stock referred to above for the purpose of investment.


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Item 5 -  Interest in Securities of Issuer:

          (a)  Amount Beneficially Owned:

                    591,700 + 159,492 shares in exercisable stock options as of March 2, 1999

               Percent of Class:

                    Approx. 24.2% (includes exercisable stock options) as of March 2, 1999

          (b)  Number of Shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:

                         591,700 shares

               (ii)  Shared Power to vote or to direct the vote:

                         NONE

               (iii) Sole power to dispose or to direct the disposition:

                         591,700

               (iv)  Shared power to dispose or to direct the disposition of:

                         NONE

          (c)  None.

          (d)  NOT APPLICABLE

          (e)  NOT APPLICABLE

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer:

               NONE

Item 7 -  Material filed as Exhibits in support of transaction prompting filing:

               NONE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 1999


          /s/ Robert E. Wheaton
          ------------------------------------------
          Robert E. Wheaton
          Chairman, President and
          Chief Executive Officer


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